SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 3
                                     TO
                               SCHEDULE 14D-1
                           TENDER OFFER STATEMENT
                        Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                        Communications Central Inc.
                         (Name of Subject Company)
                         PHONETEL ACQUISITION CORP.
                        PHONETEL TECHNOLOGIES, INC.
                                 (Bidders)
                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)
                                203388 10 3
                   (CUSIP Number of Class of Securities)

                           Tammy L. Martin, Esq.
                          Executive Vice President
                       Chief Administrative Officer,
                            and General Counsel
                             1127 Euclid Avenue
                                 Suite 650
                         Cleveland, Ohio 44115-1601
                               (216) 241-2555
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                  Copy to:

                          Stephen M. Banker, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                                TENDER OFFER

               This Statement ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on March 20, 1997, as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on April 16, 1997 and Amendment No. 2 to the Schedule 14D-1 filed with the Commission on May 15, 1997 (as so amended, the "Schedule 14D-1"), relating to the offer by PhoneTel Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of PhoneTel Technologies, Inc., an Ohio corporation ("PhoneTel"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Communications Central Inc., a Georgia corporation (the "Company"), at $12.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

   Item 10.  Additional Information.

               PhoneTel and the Company issued a joint press release on July 22, 1997 announcing that they are engaged in discussions concerning a possible restructuring of the previously announced proposed merger of the Purchaser and the Company.

   ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

               Item 11 is hereby amended to add the following:

               (a)(11) Press Release jointly issued by Phonetel and the Company dated July 22, 1997


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: July 22, 1997

                                             PHONETEL ACQUISITION CORP.

                                              By: /s/ Peter G. Graf
                                                  _______________________
                                                   Peter G. Graf
                                                   Chairman and Chief
                                                   Executive Officer



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: July 22, 1997

                                             PHONETEL TECHNOLOGIES, INC.

                                             By: /s/ Peter G. Graf
                                                 __________________________
                                                   Peter G. Graf
                                                   Chairman and Chief
                                                   Executive Officer



                             INDEX TO EXHIBITS

               Exhibit
               Number            Exhibit

               (a)(11) Press Release jointly issued by Phonetel and the Company dated July 22, 1997